PROSKAUER ROSE LLP

Eleven Times Square
New York, New York 10036

February 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Sally Samuel

Re:	BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (formerly, Dreyfus Alcentra Global Multi-Strategy Credit Fund, Inc.)

Registration Statement on Form N-2

File Numbers: 333-223418; 811-23330

Ladies and Gentlemen:

On behalf of BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (formerly, Dreyfus Alcentra Global Multi-Strategy Credit Fund, Inc.) (the "Fund"), filed herewith under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, is Pre-Effective Amendment No. 2 (the "Amendment") under the Securities Act to the Fund's Registration Statement on Form N-2 (the "Registration Statement").

The Amendment is marked to show changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission on the Registration Statement that were provided to the undersigned by Frank A. Buda of the Staff by telephone. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund's response follows each comment. References in the responses to the Fund's Prospectus or Statement of Additional Information ("SAI") are to those filed as part of the Amendment. In addition to revisions made in response to Staff comments, certain other changes have been made in the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

FOLLOW-UP COMMENTS to fund's previous response letter

1.	Staff Comment: The Staff initially provided comments on the Registration Statement by letter dated March 30, 2018 (the "Comment Letter"). The Fund responded to the comments contained in the Comment Letter by letter dated June 28, 2018 (the "Response Letter"). The Staff has reviewed the Fund's responses in the Response Letter and has identified certain responses for which the Staff has additional comments.

As respects Response No. 6 in the Response Letter, the Staff requests that the Fund please remove the discussion of non-principal strategies and non-principal risks, including discussion of the Fund's 20% basket, from the summary section of the Prospectus. The synopsis should contain only the key features of the offering and the Fund.

Response: The section "Prospectus Summary—Portfolio Investments—Other Portfolio Investments" has been replaced with the following section titled "Prospectus Summary—Non-Principal Portfolio Investments" in the Amendment:

In addition to the principal investments described above, the Fund may invest in the following instruments, which are not anticipated to be principal investments of the Fund: equity securities such as common stock, preferred stock and convertible securities (including warrants or other rights to acquire common or preferred stock); U.S. Government securities; and securities of other open- or closed-end investment companies (including exchange-traded funds ("ETFs")), subject to applicable regulatory limits, that invest primarily in securities of the types in which the Fund may invest directly.

During temporary defensive periods or in order to keep the Fund's cash fully invested, including the period during which the net proceeds of the offering of Common Shares are being initially invested or during the wind-down period of the Fund, the Fund may deviate from its investment objective and policies. During such periods, the Fund may invest up to 100% of its assets in money market instruments, including U.S. Government securities, repurchase agreements, bank obligations and commercial paper, as well as cash, cash equivalents or high quality short-term debt securities. Accordingly, during such periods, the Fund may not achieve its investment objective. See "Investment Objective and Policies—Other Portfolio Investments—Short-Term Fixed Income Securities and Money Market Instruments; Temporary Defensive Position."

For a more complete discussion of the Fund's non-principal portfolio investments, see "Investment Objective and Policies—Other Portfolio Investments."

In addition, the section "Prospectus Summary—Selected Risk Considerations—Other Risks of Investing in the Fund" has been deleted in its entirety in the Amendment.

2.	Staff Comment: As respects Response No. 10 in the Response Letter, the Staff believes that shareholders should be given sufficient information to understand how long before termination the Fund's wind-down process may begin (for example, "six months" or "no more than 6 months"). As drafted, the language suggests that the Fund could begin the wind-down process at any time.

Response: The second paragraph of "Prospectus Summary—Limited Term" has been revised in the Amendment as follows:

The Board may also, without shareholder approval, extend the Termination Date by up to one year to a date on or before             ,             ~~2025,~~2026, the seventh anniversary of the Fund's initial public offering, which date shall then become the Termination Date. The Board may, to the extent it deems appropriate and without shareholder approval, adopt a plan of liquidation at any time preceding the anticipated Termination Date, which plan of liquidation may set forth the terms and conditions for implementing the termination of the Fund's existence, including the commencement of the winding down of its investment operations (the "wind-down period") and the making of one or more liquidating distributions to holders of its Common Shares ("Common Shareholders") prior to the Termination Date. ~~The~~Under normal market conditions, the Fund currently expects to commence the wind-down period approximately six months before the Termination Date; however, the Fund retains broad flexibility to liquidate its portfolio, wind up its business and make liquidating distributions to Common Shareholders in a manner and on a schedule it believes will best contribute to the achievement of its investment objective. Accordingly, as the Fund nears the Termination Date, Dreyfus and Alcentra NY, LLC ("Alcentra"), the Fund's sub-investment adviser, may begin liquidating all or a portion of the Fund's portfolio through opportunistic sales. During this time, the Fund may not achieve its investment objective, comply with the investment guidelines described in this prospectus or be able to sustain its historical distribution levels.

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Corresponding revisions have been made to disclosure elsewhere in the Amendment.

3.	Staff Comment: As respects Response No. 20 in the Response Letter, the Staff requests that the Fund please confirm that it will describe the material terms of any credit facility agreement (a "Credit Agreement") and that it will include such Credit Agreement as an exhibit to the Registration Statement once finalized.

Response: Item 25.2 of Form N-2 requires certain exhibits to be filed as part of a fund's registration statement. Credit facility agreements are not specifically referenced among the required exhibits listed in Item 25.2, but Item 25.2.k contains a catch-all that requires "copies of all other material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement" to be filed as exhibits to the registration statement. In light of the fact that the purpose of a Credit Agreement will be to permit the Fund to employ leverage to enhance its potential for achieving its investment objective, the Fund believes that such Credit Agreement would be made in the ordinary course of business—that is, the borrowings under a Credit Agreement only will be used to invest in additional securities that are in accordance with the Fund's investment objective and investment strategies, which the Fund considers to be its "ordinary course of business." In addition, to the extent a Credit Agreement is required to be filed as an exhibit to the Registration Statement, the Fund would need the consent of any lender to do so.

As respects the requested description in the Registration Statement of the material terms of a Credit Agreement, the Fund notes that it has not yet finalized the terms of a Credit Agreement and, as such, cannot include the material terms of a Credit Agreement in the Prospectus filed with the Amendment. To the extent a Credit Agreement is not finalized prior to the effective date of the Registration Statement, the Fund notes that the material terms of a Credit Agreement will be disclosed in the notes to the Fund's financial statements, which will be included in the Fund's periodic reports to shareholders.

PROSPECTUS SUMMARY

Credit Strategies

4.	Staff Comment: We note that the Fund intends to invest in a variety of floating rate loans in its different investment strategies. The Staff is aware that rating agencies, as well as the financial media, have recently reported that traditional lender protections are being eroded and that so-called "covenant-lite" loans are increasingly common. If the Fund intends to invest in covenant-lite loans as part of any of its strategies, please describe such loans and the extent to which the Fund may invest in them and disclose the risks of such loans in the risk factor section.

Response: The following disclosure has been added in the Amendment as the last two paragraphs in "Risks—Principal Investment Risks—Senior Secured Loans Risk" in the Prospectus:

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Covenant-Lite Loan Risk. The Fund may invest in "covenant-lite" loans. Certain financial institutions may define "covenant-lite" loans differently. Covenant-lite loans may have tranches that contain fewer or no restrictive covenants. The tranche of the covenant-lite loan that has fewer restrictions typically does not include the legal clauses which allow an investor to proactively enforce financial tests or prevent or restrict undesired actions taken by the company or sponsor. Covenant-lite loans also generally give the borrower/issuer more flexibility if they have met certain loan terms and provide fewer investor protections if certain criteria are breached. The Fund may experience relatively greater realized or unrealized losses or delays in enforcing its rights on its holdings of certain covenant-lite loans than its holdings of loans with the usual covenants.

In the event of a breach of a covenant in non-covenant-lite loans, lenders may have the ability to intervene and either prevent or restrict actions that may potentially compromise the company's ability to pay or lenders may be in a position to obtain concessions from the borrowers in exchange for a waiver or amendment of the specific covenant(s). In contrast, covenant-lite loans do not always or necessarily offer the same ability to intervene or obtain additional concessions from borrowers. This risk is offset to varying degrees by the fact that the same financial and performance information may be available with or without covenants to lenders and the public alike and can be used to detect such early warning signs as deterioration of a borrower's financial condition or results. With such information, Alcentra is normally able to take appropriate actions without the help of covenants in the loans. Covenant-lite corporate loans, however, may foster a capital structure designed to avoid defaults by giving borrowers or issuers increased financial flexibility when they need it the most.

Selected Risk Considerations—Other Risks of Investing in the Fund

5.	Staff Comment: The second sentence of the second paragraph of "Recent Market Events Risk" states: "Federal Reserve policy, including with respect to certain interest rates and the decision to begin tapering its quantitative easing policy, may adversely affect the value, volatility and liquidity of dividend and interest paying securities." Please revise "decision to begin tapering its quantitative easing policy" to "decision to terminate its quantitative easing policy."

Response: In light of Staff Comment No. 1 above, "Recent Market Events Risk" has been deleted as a risk factor in the section "Prospectus Summary—Selected Risk Considerations—Other Risks of Investing in the Fund." However, the requested revision has been made in the Amendment in the corresponding risk factor in the section "Risks—Other Investment Risks."

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part c

6.	Staff Comment: Please ensure that the Fund files actual agreements rather than "forms of" such agreements. See Rule 483 under the Securities Act.

Response: In accordance with the requirements of Item 25.2 of Form N-2, the Fund will file copies of the relevant agreements as exhibits to the Registration Statement as they become available prior to the effective date of the Registration Statement. However, consistent with other registrants, the Fund may be subject to certain limitations from third parties as to what proprietary information it is able to file publicly (e.g., a fund's underwriters may not permit the public filing of a fully-negotiated underwriting agreement). In such circumstances, the copies of agreements that the Fund will file as exhibits to its Registration Statement will be substantially similar to any final versions of the agreements that the Fund is not permitted to file publicly.

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Please direct any questions or comments to me at 212.969.3376 or mvogel@proskauer.com, or to Nicole M. Runyan at 212.969.3361 or nrunyan@proskauer.com.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:	Nicole M. Runyan

Jeff S. Prusnofsky

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